EXHIBIT (q)

MEMORANDUM ON ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

VARIABLE UNIVERSAL LIFE INSURANCE POLICY

Description of the Issuance, Transfer and Redemption

Procedures for VUL Policies Pursuant to Rule 6e-3(T) (b)

(12) (iii) Under the Investment Company Act of 1940

And

Method of Computing Adjustments in

Payment and Cash Values

Upon Conversion to Fixed Benefit Life Policies

Pursuant to Rule 6e-3(T) (13) (v) (B)

Under the Investment Company Act of 1940

This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. (“GIAC”) in connection with the issuance of its Variable Universal Life Insurance Policy (the “Policy/Policies”), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a level premium fixed-benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form N-6 for the Policies and the Separate Account through which they are issued (Reg. No.             ).

I. Procedures Relating to Issuance of the Policy*

A. Premiums and Underwriting Standards

Minimum Annual Premiums for GIAC’S Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays premiums commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform Minimum Annual Premium for all insureds, there will be a single price for all insureds of the same age and sex

*	The term “Policy” refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any Additional Benefit Riders acquired by the Policyowner.

who are within the same risk classification. In addition to a Minimum Annual Premium, a Policy will also have a Planned Premium, which is the premium the policyowner plans to pay on a regular basis. Neither the Minimum Annual Premium nor the Planned Premium is required to be paid, but payment of the Minimum Annual Premium during the No Lapse Guarantee Period will keep the No Lapse Guarantee in effect during that period. The Policy will also have a Minimum Annual To Issue Premium, which premium determines the amount necessary to put the Policy in force.

The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. The Minimum Annual Premium and any additional benefits acquired by rider to the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

B. Application and the Processing of Policy Premium Payments

When a completed application is received, GIAC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. Permanent coverage under a Policy begins when all underwriting requirements have been met, the Minimum Premium to Issue the Policy has been paid, and the Policy has been delivered while the insured is living.

Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, The Guardian Life Insurance Company of America, may be able to purchase the Policy (i) without evidence of insurability, by exchanging their present policies or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. Policyowners who elect to convert to this Policy may receive a credit upon conversion of up to one Minimum Annual To Issue Premium.

The Policy Date is the date as of which the insured’s age is determined. It is the date when the Policy is issued. The Policy Date is used to measure Policy Months and Policy Years.

GIAC will permit a Policy to be backdated, upon request, if it would allow the policyowner to qualify for a lower premium because the insured was younger on an earlier Policy Date, but only to a Policy Date not earlier than six months prior to the date the application is signed. In no event will the Policy be backdated to a date before which the Policy was available in the state of issue. On the Issue Date, all Monthly Deductions for the period from the backdated Policy Date to the Issue Date will be deducted. In addition, in certain circumstances, additional premium payments may be required to put a backdated policy in force.

GIAC credits and allocates any payment received on or before the Issue Date to the investment divisions of the Separate Account (i.e., the Variable Investment Options) chosen by the Policyowner and/or the fixed-rate option as of the Issue Date. Prior to the Issue Date GIAC holds any such premiums received in its general account. Only the Net Premium amount will be allocated among the variable investment options and the fixed-rate option. The Net Premium is the premium minus the premium charge, which is described in the prospectus. Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy premium as of the Business Day such payment is received if it receives such a payment before the close of business at its Customer Service Office. After payment of the Minimum Premium to Issue the Policy, premiums may be paid at any time and in any amount subject to certain limitations. Any premium received after the Issue Date that requires additional underwriting will be held in GIAC’s general account until the underwriting process is complete.

II. Procedures Relating to Transfers Among Investment Divisions

The Account is subdivided into investment divisions that correspond to the mutual funds (collectively referred to as the “Funds”) currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end management investment company.

Net Premiums under the Policy are allocated to the investment divisions designated in the application, or as changed in writing by the Policyowner

The Policyowner may transfer all or a portion of the unloaned Policy Account Value among the Account’s investment divisions as often as he/she wishes. GIAC reserves the right to limit such transfers to no more frequently than once every 30 days and to charge a fee of $25 for transfers in excess of 12 in a Policy Year. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Business Day on which the request is received. Telephone transfer requests will be effective the day of receipt if the telephone call is completed not later than 4:00 p.m. Eastern time, or the close of the New York Stock Exchange, if earlier. The minimum transfer amount is the lesser of $500 or the entire amount held in the investment division from which GIAC effects a transfer.

The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Processing Date from The Guardian Cash Fund investment division to one or more of the other investment divisions or the fixed-rate option for a minimum of 12 months. This is called dollar cost averaging. The minimum automatic transfer amount is $100 per receiving option.

III. Procedures Relating to Redemptions Under the Policy

A. Partial Withdrawals

At any time while the insured is living, the Policyowner may take withdrawals from the Net Cash Surrender Value. All partial withdrawals will reduce the Policy Account Value by the amount of the partial withdrawal. GIAC may limit the number of partial withdrawals made in a Policy Year to 12.

Any portion of a partial withdrawal that exceeds the amount eligible for a reduction-free partial withdrawal, as described below, will reduce the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied against the Addition Sum Insured and the Basic Sum Insured, respectively, of the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the Additional Sum Insured and the Basic Sum Insured portions of the Initial Face Amount. GIAC will calculate the amount eligible for a reduction-free partial withdrawal as of the date it receives the Policyowner’s signed written request in Good Order for a partial withdrawal as follows:

Under death benefit option 1, the amount of a reduction-free partial withdrawal is any positive amount resulting from:

(a)	the Policy Account Value, minus

(b)	the Face Amount divided by the applicable death benefit factor set forth in the Policy.

Under death benefit option 2, all partial withdrawals are reduction-free.

Under death benefit option 3, the reduction-free partial withdrawal amount is the greater of:

(a)	the Policyowner’s Net Accumulated Premiums immediately prior to the partial withdrawal; and

(b)	an amount calculated as if death benefit option 1 were in effect.

The requested partial withdrawal amount will be deducted from the Variable Investment Options specified in the Policyowner’s request as of the Business Day it is received by us, then proportionately from all other variable investment options and, finally, from the fixed-rate option. If a Policyowner requests a partial withdrawal without specifying the variable investment options from which the withdrawal should be taken, GIAC will process the withdrawal in proportion to the relative amounts in each variable investment option. Payment will typically be sent to the Policyowner within seven days of the date that GIAC received the Policyowner’s signed written partial withdrawal request in Good Order. After processing a partial withdrawal, the remaining Net Cash Surrender Value must be sufficient to cover Monthly Deductions for three months.

B. Face Amount Decreases and Increases

The Policyowner may ask GIAC to decrease the Face Amount of his/her Policy at anytime. The minimum reduction is $5,000. The reduction will take effect on the Monthly Processing Date coinciding with or next following the date that GIAC approves the change.

GIAC will not deduct a surrender charge if the Face

Amount is reduced during the first 8 Policy years. The Minimum Annual Premium, Policy Account Value, Monthly Deductions, Target Premiums, and any benefits provided under additional benefit riders will generally decrease after a Face Amount reduction. The surrender charge will not change and the Policy Account Value, less Policy Debt, must never be less than zero. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a requested decrease in Face Amount will be applied against the Additional Sum Insured and the Basic Sum Insured, respectively, of the Face Amount provided by the most recent increase, then against the next most recent increases successively, then against the Additional Sum Insured portion of the Initial Face Amount and, finally, against the Basic Sum Insured portion of the Initial Face Amount.

Effective on and after the first Policy Anniversary until the Policy Anniversary nearest the date on which the insured reaches age 85, a Policyowner may ask GIAC to increase the Face Amount of his/her Policy. The minimum increase is $10,000. The increase will take effect on the Policy Anniversary following GIAC’s receipt of the request, provided the insured is alive on that date.

The increase will be issued as a separate Policy Segment with a separate and distinct underwriting class, cost of insurance rates, surrender charges (Basic Sum Insured portion only), administrative charges (Basic Sum Insured portion only), premium charges, Target Premium and Minimum Annual Premium. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. Premiums will be allocated to the initial Face Amount and each Policy Segment in amounts not to exceed the Target Premium for each on an annual basis, such that when the sum of premiums paid during the Policy Year exceeds the Target Premium for the Initial Face Amount, the premium will then be allocated to the first Policy Segment. When, in a Policy Year, the sum of premiums paid exceeds the sum of all applicable Target Premiums, the excess premium will be allocated pro-rata to the Target Premium for the Initial Face Amount and each Policy Segment.

No additional premium is required for a Face Amount increase.

C. Policy Loans

While the insured is alive, a Policyowner may borrow all or part of a Policy’s “loan value,” by assigning the Policy to GIAC as security for the loan. A Policy’s loan value is 98% of the Cash Surrender Value on the date that GIAC receives the Policyowner’s signed, written loan request in Good Order (which includes an assignment of the Policy) at its Customer Service Office, minus any outstanding Policy Debt as of that Business Day, minus the amount of interest that will be due on the outstanding Policy Debt and the amount to be borrowed at the next Policy Anniversary, minus the amount of the Monthly Deduction most recently made multiplied by the number of Monthly Processing Dates between the current Business Day and the next Policy Anniversary. The sum of any outstanding Loan Amounts plus accrued loan interest is the Policy Debt. Policy loan proceeds will ordinarily be sent to the Policyowner within seven days of the date that GIAC received the loan request in Good Order. The minimum loan amount is $500.

The Policyowner may repay all or part of the Policy Debt at any time prior to the insured’s death while the Policy is inforce or within 60 days after the insured’s death if the Policy was inforce on the date of death and Policy proceeds have not yet been paid out or applied to a payment option.

When GIAC receives a loan repayment, it applies that repayment first to the payment of loan interest due but not yet capitalized then to reduce outstanding loan principal.

If Policy Debt exceeds Policy Account Value on a Monthly Processing Date, the Policy could lapse.

D. Surrender

If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request in Good Order together with the Policy. If the Policy has been lost, GIAC may require an affidavit to that effect. GIAC will normally mail the Net Cash Surrender Value within 7 days of the Business Day on which it received the surrender request. All insurance coverage ends upon surrender.

The Net Cash Surrender Value on any given date is the Policy Account Value minus any surrender charge, minus any Policy Debt. GIAC assesses a surrender charge if a Policy is surrendered during the first 8 Policy Years or the first 8 years after the addition of a Policy Segment. This charge is described in the prospectus for the Policy.

The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

If Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction due on a Monthly Processing Date, and the policyowner does not make the required payment by the end of a 61-day grace period, the Policy lapses as of the end of the grace period unless the No Lapse Guarantee is in effect. If the No Lapse Guarantee is in effect, the Policy will not lapse even if the Policy Account Value less Policy Debt is less than zero. Once the Policy lapses, the Policyowner may take steps to surrender the Policy for its Net Cash Surrender Value or, within five years of the date of lapse, reinstate the Policy. The No Lapse Guarantee cannot be reinstated once terminated.

E. Death Claims

GIAC will normally mail the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured’s death and all other required information or documentation necessary to make payment.**

**	State insurance laws impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

The Policy provides three death benefit options. The Policyowner must choose an option on the Policy application. Regardless which death benefit option is chosen by the Policyowner, on the Policy Anniversary nearest to the insured’s 121st birthday, the Policy Account Value less Policy Debt will be paid to the policyowner or his estate.

The death benefit provided under Option 1 is the greater of:

•	the Face Amount on the insured’s date of death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

The death benefit provided under Option 2 is the greater of:

•	the Face Amount plus the Policy Account Value as of the insured’s date of death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

The death benefit provided under Option 3 is the greater of:

•	the Face Amount plus Net Accumulated Premiums in effect on the date of the insured’s death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

The minimum death benefit required under Section 7702 of the Internal Revenue Code is determined, at the election of the Policyowner, by either the Cash Value Accumulation Test or the Guideline Premium and Cash Value Corridor Test. This election, once made, cannot be changed. The minimum death benefit required on any date is the Policy Account Value on that date multiplied by the factor shown in the Table of Death Benefit Factors in the Policy.

On or after the first Policy Anniversary, the Policyowner may change the death benefit option in effect for his/her Policy. No evidence of insurability is required. No changes from Option 1 or 2 to Option 3 will be permitted.

The death proceeds payable to the beneficiary will include any proceeds provided by additional benefit riders, but will be reduced by any outstanding Policy Debt. If the insured dies during the grace period, GIAC will calculate the death benefit as though any required premium had been paid and then deduct the portion of such premium that relates to periods through the date of death from the payable death proceeds.

GIAC will pay the death benefit from its general

account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive. If no election is in effect when the insured dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

IV. Reinstating your policy

If your Policy has lapsed (and you have not surrendered it for its Net Cash Surrender Value) you may reinstate it up to five years after your Policy has lapsed.

To reinstate your policy:

•	we must receive your signed written application for reinstatement in Good Order at our Customer Service office;

•	the insured must be alive on the date the reinstatement takes effect;

•	you must show that the insured meets our insurance requirements;

•	you must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account);

•	you must pay any Monthly Deductions due during the Policy’s grace period, but not collected, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement;

•	you must pay the difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and

•	you must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction that was due on the Monthly Processing Date that was on or immediately preceding the date of lapse.

Your reinstated Policy will have the same Policy Date, Face Amount and death benefit option as the Policy that lapsed.

The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the Attained Age at the time of reinstatement and the duration from the original Issue Date. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus the required premium payment described above and any loan repayment you make at the time of reinstatement.

The No Lapse Guarantee will not be reinstated. The right to exchange the Policy for a level premium fixed benefit whole life policy will also not be reinstated, except that we will allow an exchange if requested before the second Policy Anniversary.

IV. Deferment of Benefits

GIAC can delay the payment of death proceeds if the Policy is being contested and may postpone calculating or paying any benefit or effecting other policy transactions involving any Policy Account Value held in the Separate

Account’s investment divisions if: (i) the New York Stock Exchange is closed, for other than weekends or holidays, or trading is restricted; (ii) the Securities and Exchange Commission determines that a state of emergency exists which may make Policy transactions impracticable; or (iii) at any other time when one or more of the variable investment options’ corresponding Funds lawfully suspends payment or redemption of its shares.

V. Cash Adjustment Upon Exchange of Policy

The Policyowner may exchange all or a portion of the Policy for a permanent level premium fixed-benefit whole life insurance policy offered by GIAC or its affiliate, without submission of new evidence of insurability at any time prior to the later of the insured’s Attained Age 70 or the second Policy Anniversary. Once exercised, this right terminates. The new Policy will have a Face Amount not in excess of the Face Amount of the Policy being exchanged and not less than the minimum Face Amount under GIAC’s or its affiliate’s rules. If only a portion of the Policy is exchanged, the remaining Face Amount of this Policy must meet GIAC’s minimum Face Amount requirements. The new policy will have the same Policy Date, and the insured’s age will be retained for the new policy. The underwriting class of the new policy will be comparable to the underwriting class of the most recent Policy Segment. This exchange privilege is designed to permit a Policyowner to opt out of this Policy, which provides benefits that vary with investment results, in order to obtain a similar policy that provides a fixed benefit. The exchange may result in a cost or credit to be paid. The cost or credit will reflect any differences in cash values and premiums (less any withdrawals) between the exchanged portion of the Policy and the new policy.